Exhibit 99.1

Enerplus Provides Update on Share Repurchase Program

CALGARY, AB, Dec. 1, 2021 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) announced today that it had repurchased 8.4 million shares for $107 million under its normal course issuer bid ("NCIB") during November.

The Company remains committed to executing its $200 million share repurchase program (announced on November 4, 2021) by the end of the first quarter of 2022. Share repurchases are expected to be funded out of fourth quarter 2021 and first quarter 2022 free cash flow, representing approximately 55% of forecasted free cash flow over this period based on current forward strip commodity prices.

Since commencing share repurchases under its NCIB in August 2021, Enerplus has repurchased 10.4 million shares at an average share price of $11.92, representing approximately 4% of its outstanding shares.

About Enerplus

Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined, returns-based capital allocation strategy and a commitment to safe, responsible operations. For more information, visit the Company's website at www.enerplus.com.

CURRENCY
All amounts in this news release are stated in Canadian dollars unless otherwise specified.

FORWARD-LOOKING INFORMATION AND STATEMENTS
This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "committed" and "expected" are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the execution of the Enerplus' $200 million share repurchase program by the end of the first quarter of 2022 and the expected funding thereof from free cash flow in the fourth quarter of 2021 and first quarter of 2022.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that Enerplus will conduct its operations and achieve results of operations as anticipated; that development plans will achieve the expected results; current and anticipated commodity prices, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions, and overall impact of COVID-19; and the ability to fund dividend payments and the share repurchase program from free cash flow as expected and discussed in this news release. In addition, Enerplus' fourth quarter 2021 and first quarter 2022 free cash flow estimate contained in this news release is based on the following prices: US$70.36/bbl WTI, US$5.14/Mcf NYMEX, and a USD/CDN exchange rate of 1.27. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: further deterioration, in global economic and market environment, including from COVID-19 and/or inflation; the continued volatility or a decline in commodity prices; changes in realized prices of Enerplus' products from those currently anticipated; changes in the demand for or supply of Enerplus' products; unanticipated operating results, results from our capital spending activities or production declines; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in this news release, the Annual Information Form, the Annual MD&A and Form 40-F as at December 31, 2020).

The forward-looking information contained in this news release speaks only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws.

SOURCE Enerplus Corporation

View original content: http://www.newswire.ca/en/releases/archive/December2021/01/c3769.html

%CIK: 0001126874

For further information: Investor Contacts: Drew Mair, 403-298-1707; Krista Norlin, 403-298-4304

CO: Enerplus Corporation

CNW 17:00e 01-DEC-21